

2002 Annual Report

First National Bancshares, Inc.


03058360



Growing with You and Our Community.



1st National Bank & Trust

is a subsidiary of

First National Bancshares, Inc.

The Bank's Mission

The mission of the bank is to be **the premier provider of financial planning, trust and commercial banking services in Manatee County**; *and to make a reasonable profit for the* shareholders by excelling at meeting the needs of our local market.

Our company will accomplish this goal by offering, without bias, quality personal service to all segments of the community while maintaining consistent, safe and sound banking practices.



Board of Directors

In 1986 a small group of local business professionals envisioned an organization that provided the highest quality financial products, an organization that delivered personalized service, and an organization that was owned and controlled by people of our community. This vision is still present at 1st National Bank & Trust.

Robert G. Blalock, 64, a Founding Director of the Bank, has been a senior law partner with the firm of Blalock, Landers, Walters and Vogler, P.A., since 1964.

Sarah H. Pappas, Ph.D., 63, is a newly elected Director, who joined the board in January of 2003. Dr. Pappas is also the President of Manatee Community College.

Irving I. Zamikoff, 60, has operated a full time private dental practice in Bradenton, Florida since 1975. He recently joined the bank as a Director in January, 2003.

Glen W. Fausset, 53, is the President and Chief Operating Officer of 1st National Bank & Trust. He is also one of the original Founding Directors. Glen has more than 30 years of banking experience in Manatee County.

Rosemary R. Carlson, 55, is a Director who joined the board in 1997. She is Vice President and General Manager of Time Warner Cable.

William J. Thompson, 71, (seated) is an orthodontist and has been practicing in Bradenton for more than 40 years. He is also a Founding Director of the Bank and will be retiring from the board this year.

Francis I. duPont, III, 58, is the Chairman and Chief Executive Officer of the Bank. Previously, he was Chairman and President of SouthTrust Bank in Jacksonville. Mr. duPont has been a Director since 1994.

Beverly Beall, 57, is the Foundation Administrator for Beall's Inc., a nationwide chain of department stores head-quartered in Bradenton. She has been with the company since 1985 and has been a Director of the bank since 1992.

Daniel C. Zoller, 63, has been a Director since 1997. He is President of Zoller, Najjar and Shroyer, a civil engineering company.

Allen J. Butler, 56, is President of H. Butler Footwear, Inc., headquartered in Bradenton. He has been with the company since 1971. He is also a Founding Director of the Bank.

Raymond A. Weigel III, 58, is President of CLB Consulting, Inc.,of Grand Rapids, Michigan. He has been with the company since its inception in 1992. Mr. Weigel has been a Director of the Bank since 1994.


BRADENTOWN

Shown above: Glen W. Fausset, President and Francis I. "Rip" duPont, III, Chairman and CEO.

A Message To Our Shareholders

It is with a sense of pride of accomplishment to report to our shareholders that net earnings increased 35% over the prior year. This **$2,534,000** profit represents the highest earnings in our franchise history. In addition, we accomplished the following results:

- Recurring income improved by **50%**
- Shareholder equity rose **17% to 20.0 million**
- Return on Average Assets increased by **28% to 1.18%**
- Return on Average Equity grew by **16% to 13.6%**
- First National Bancshares common stock appreciated **43%**

Of equal importance, we continue to meet our long-term strategic plan objectives.

During 2002, we purchased the main office building which reduced our yearly occupancy expense by $60,000. All of the bank locations are now owned by our company. In addition, we have remodeled the lobby areas at both the main and island offices to provide increased privacy for our customers.

A significant event in our corporate history occurred on October 1st, 2002. First National Bancshares common stock was listed on the NASDAQ Exchange. Shareholders now have immediate access to data on the current bid/ask price range, trading volume and other pertinent market statistics. Please visit our newly redesigned investor relations web site at www.firstnbt.com or call Ms. Angela O'Reilly at 941-746-0952 for additional information.

In 2003, our challenge is to accelerate the growth of earning assets while maintaining a high level of profitability. Our plans include opening a loan production office in the Sarasota business district during the second quarter of this year. This facility will also provide additional space for trust and mortgage origination personnel. We are very confident of success and believe that we will continue to expand our franchise in this attractive market.

Finally, it is a pleasure to welcome two new members of the Board of Directors who were elected in January 2003. Dr. Sarah H. Pappas, President of Manatee Community College and Dr. Irving I. Zamikoff of Zamikoff, Klement and Jungman, D.D.S., P.A. Dr. Pappas is a highly regarded educator and civic leader in both Manatee and Sarasota Counties. Dr. Zamikoff, who specializes in prosthodontic dentistry, has also been involved in professional and community organizations for many years.

In closing, we thank you our shareholders for your ongoing support, our directors for their vision and leadership and the staff for their team spirit and commitment.

Francis I. "Rip" duPont III
Chairman & C.E.O.



Glen Fausset
President



Financial Highlights



TOTAL STOCKHOLDERS' EQUITY
$25,000
$20,000
$15,000
$10,000
$5,000
$12,011
$12,575
$14,635
$17,047
$19,996
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)



TOTAL DEPOSITS
& REPURCHASE AGREEMENTS
$250,000
$200,000
$175,000
$150,000
$100,000
$138,970
$156,216
$175,189
188,815
$196,528
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)



TOTAL ASSETS
$250,000
$225,000
$200,000
$150,000
$100,000
$158,218
$175,661
$197,043
$212,471
$222,161
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)



NET LOANS
$175,000
$150,000
$125,000
$100,000
$75,000
$99,276
$120,708
$135,932
$144,302
$156,590
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)



TRUST ASSETS UNDER CARE
$85,000
$80,000
$75,000
$50,000
$25,000
$52,595
$62,510
$67,485
$80,676
$74,162
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)



NET INCOME
$3,000
$2,500
$2,000
$1,500
$1,000
$869
$1,402
$1,480
$1,877
$2,534
1998 1999 2000 2001 2002
(IN THOUSANDS OF DOLLARS)

Financial Highlights

Selected Income Data (Years Ended December 31)

(000's except per share & dividend data)	**2002**	2001	2000	1999	1998
Interest income	**$13,023**	$14,164	$13,812	$11,743	$10,737
Interest expense	**3,796**	6,699	7,334	5,687	5,659
Net interest income	**9,227**	7,465	6,477	6,056	5,078
Provision for loan losses	**321**	250	152	227	154
Net interest income after provision for loan losses	**8,906**	7,215	6,325	5,829	4,924
Other non-interest income	**1,645**	1,847	1,342	1,293	976
Other non-interest expenses	**6,669**	6,209	5,522	5,084	4,572
Income before income taxes	**3,882**	2,852	2,146	2,036	1,328
Provision for income taxes	**1,349**	975	666	635	459
Net income (loss)	**2,534**	1,877	1,480	1,402	869
Basic earnings per share*	**1.38**	1.02	.81	.77	.51
Cash dividends declared	**N/A**	N/A	N/A	N/A	N/A
Stock dividend	**5%**	5%	5%	5%	5%

Selected Balance Sheet Data (Years Ended December 31)

(000's except per share & dividend data)	**2002**	2001	2000	1999	1998
Total assets	**$222,161**	$212,471	$197,043	$175,661	$158,218
Average total assets	**214,652**	203,218	185,789	167,575	149,129
Net investment securities	**41,781**	37,903	41,061	40,849	41,397
Net loans	**156,590**	144,302	135,932	120,708	99,279
Total Deposits	**180,512**	175,849	170,271	152,184	136,887
Repurchase agreements & other borrowed money	**20,311**	17,966	9,918	9,032	7,083
Capital lease obligation	**0**	414	462	505	543
Total stockholders equity	**19,996**	17,047	14,635	12,575	12,011
Basic book value per share*	**10.83**	9.29	8.01	6.89	6.61
Average total equity	**18,749**	16,022	14,293	12,180	11,540
Average common shares outstanding *	**1,839,000**	1,831,686	1,826,751	1,826,852	1,811,899

* Retroactively adjusted for 5% stock dividends paid in 1998 thru 2002 and a two for one stock split in 1999.

1st National Bank & Trust

1st National Bank & Trust is the oldest and largest independent community bank in Manatee County. Founded in 1986, the bank's goal has always been to provide the best in banking services to the residents of Manatee County.

While other banks have come and gone over the years, we have always strived for quality not size, and for long term planning, rather than short term thinking. We have developed state-of-the-art technology and services to ensure that our customers find everything they need right here at 1st National.

We have built a loyal customer base that appreciates personal service. Customers who like to talk to people, not computers. But most of all, the key to our success is that we are always aware that our customers have a choice.

We are committed to our community. Our officers sit on eight non-profit boards and are involved with 18 other charities. Our bank is also a member of "America's Promise," a program supporting the betterment of children in our community.

Commercial Lending

1st National specializes in many types of credit products including commercial real estate, residential building, business and professional lending. Our commercial deposit services are very competitive and we can help your small business with Merchant Services, MasterCard/Visa processing and equipment sales.

We live and work right here in Manatee County and our decisions are made locally with the goal of exceeding your expectations so you can realize your financial dreams. Come see us, or we will go to you and show you how we can make a difference for you and your business.

Residential Lending

Our skilled lending team, with over fifty years of experience, offers FHA, VA, Conventional, Non-Conforming, fixed and adjustable rate home loans. You will find our service among the best in the business and our rates very competitive.

Let 1st National help you when you are buying or refinancing your property. We will show you what a pleasure closing a home loan can be!



Personal Banking

Convenience and cost are important in attracting and retaining customers. 1st National has developed a branching system that includes five banking centers that are conveniently located throughout Manatee County.

For some customers, cost and convenience are not enough, customer service is the key component in a banking relationship. As an independent community bank, we feel that personalized service is what sets us apart from the competition. The growth in our retail deposit accounts over the last three years is a good indicator that our face to face approach to serving customer needs is not just a cliché.

From competitive checking and money market accounts, to low cost savings accounts, to loans for every purpose, our professional bankers are ready to service all of your banking needs.

Investment & Financial Planning

The professionals at 1st National can assist with a wide range of services. While we specialize in providing investment products, managing estates and living trusts, offering sophisticated financial planning and asset management, we also are willing to assist all investors regardless of their income or accumulated wealth. Big banks require their customers to have large net worths. At 1st National we are proud of our community bank approach to serving all income levels.

If you need advice on retirement planning or administering a multi-million dollar account, you will find that 1st National is the best choice you can make. You will be working with Manatee County professionals who will meet with you at your convenience.

NOT FDIC INSURED

- **No Bank Guarantee**
- **May Lose Value**

Securities offered through Great American Advisors, Inc. 1st National Bank & Trust and 1st National Investment Services are not affiliated with G.A. Advisors. The Bank is not obligated to provide benefits under insurance policies.





"Community Service is a



Manatee East
Little League 2002













Adopt-A-Family
American Red Cross
Anna Maria Island Chamber of Commerce
Boy Scouts of America
Boys & Girls Club Desoto Club
Boys and Girls Club Foundation
Bradenton Ballet Repertory
Business Partner with Anna Maria Elementary
Business Partner with Braden River Elementary
Business Partner with Blackburn Elementary
Business Partner with Palma Sola Elementary
Business Partner with Wakeland Elementary
Children's Home Society - Board

Church Youth Group
Coach - Sports
Economic Development Council - Board of Trustees
Florida Sheriff Youth Ranch
4-H Foundation
Girl Scouts Of America
Goodwill Foundation
Great Outdoor Conservancy
Hope Family Services
Jr Leadership
Kiwanis Club Of Bradenton
Kiwanis Club of Manatee East
Leadership Manatee Alumni Association

top priority at 1st National"


ORIDA SHERIFFS
UTH RANC




MAGNA







Life Focus - Support Group
Manatee Chamber of Commerce
Manatee Coalition for Affordable Housing
Manatee Community College
Manatee County Library Foundation
Manatee East Little League
Manatee Girls Softball
Meals On Wheels
Pace Center for Girls
Praise Team - Church
Project Child
Project Teach

Real Life 101
Rotary - West Bradenton
Rotary - Palmetto
Salvation Army
Shoeboxes for Seniors
Soccer Club
South Florida Museum
St Joseph's School
Tutoring
United Way
United Way Foundation
Women to Women Church Club

Our Management Team



Pictured seated (left to right): Steve Mills, Senior V.P. Financial Planning and Investment Services; Angie O'Reilly, Senior V.P. Human Resources; Maryellen Brennan, Senior V.P. Residential Mortgage Division; Paul Welsh, Senior V.P. Community Banking. Back row: (left to right) Tom Moseley, Executive V.P. Senior Lender; Glen Fausset, President; Francis I. duPont, III, Chairman/CEO; Robert Matejcek, Senior V.P. Comptroller; Julia Schultz, Senior V.P. Operations.



Maryellen Brennan - Responsible for the bank's residential mortgage department which includes portfolio and secondary market products, as well as, jumbo residential mortgages.

Robert Matejcek - As the Comptroller for the bank, Bob manages the accounting department including auditing activities and coordination with internal and external auditors. Additional duties include property management, new construction and purchasing.

Steve Mills - Supervises the bank's Financial Planning and Investment Services Division, which includes investment management, estate and tax planning, custodial relationships, insurance, and trust administration.

Tom Moseley - Executive Vice President and the bank's Senior Lender. He is responsible for all commercial lending, residential mortgage lending and loan participation.

Angie O'Reilly - Manages our human resource system, training, and acts as registrar for the holding company.

Julia Schultz - Manages the bookkeeping and loan operations functions including data processing and automated services. Additional responsibilities include CRA and deposit compliance.

Paul Welsh - Responsible for all activities in the branch system, including loss prevention, staffing, consumer lending, policies and procedures, deposit pricing, merchant services and other related activities. In addition, he manages the bank's internal sales program, marketing, public relations and advertising.

Community Banking



Pictured first row (left to right): Nancy LaDuke, Banking Officer; Karin Ventola, Asssistant V.P.; Lois Gift, Banking Officer; Terry Wells, Vice President; Nancy Cooke, Assistant V.P. Back row (left to right): Kim Neal, Assistant V.P.; Eileen Ayala, Banking Officer; Karen Marshall, Assistant V.P.; Paul Welsh, Senior V.P.; Darcy Lawn, Assistant V.P.

In order to generate higher yielding assets, the bank has embarked on a program to actively pursue consumer loans with an expanded product line and better competitive terms and rates. Our marketing efforts will include an increased emphasis on loan goals and an expanded officer call program. In addition, we have hired two market managers who will provide sales and service support.

The bank is pursuing several marketing initiatives which include solicitation efforts in the Hispanic community, surveying customer service satisfaction, and improving our management reporting. We anticipate that these efforts will have a positive effect on the net income of the bank in years to come.

Paul Welsh
Senior Vice President
Community Banking





Pictured (left to right): Patricia Ramthun, Assistant V.P.; Paul Welsh, Senior V.P.; Doug Neumann, Merchant Services Officer.

Loan Department



Manatee and Sarasota counties offer tremendous new business opportunities particularly in commercial and residential real estate lending. Our new Sarasota Loan Production Office is scheduled to open during the second quarter of 2003 and we feel the timing is perfect for us to introduce our style of relationship banking. The office will also serve as a satellite location for the Financial Planning and Trust Division.

Residential mortgage lending has long been recognized as a significant opportunity for 1st National; and we understand that our ability to deliver competitive products quickly and efficiently is tantamount to our success. The Residential Mortgage Department has been reorganized in order to meet these objectives which includes adding two experienced officers.

At 1st National Bank & Trust, we remain committed to providing superior service to our customers while maintaining the quality of our loan portfolio through consistently profitable and safe and sound banking practices.

Tom Moseley
Executive Vice President
Senior Lender

Pictured (left to right): Tom Baker, V.P.; Barbara Kinsey, V.P.; John Schmitt, V.P.; Tom Moseley, Executive V.P., Brian Ruggiero, V.P.



Pictured (left to right): Margaret Dees, V.P.; Maryellen Brennan, Senior V.P.; Susan Stansbury, Assistant V.P.

Operations & Human Resources

Front row (left to right): Linda Sander, Assistant. V.P.; Kathie Marsh, V.P.; Shawna DeLoach, Operations Officer; Sherri Manring, V.P.; Kathy Lynch, V.P. Back row (left to right): Angie O'Reilly, Senior V.P.; Bob Matejcek, Senior V.P.; Julia Schultz, Senior V.P.; Deb Sinz, V.P.



Utilizing state of the art data processing software continues to be an advantage in servicing customers quickly and efficiently. In addition, enhancements to our software will include programs to assist management to meet the important regulatory demands outlined in the USA Patriot Act in order to help fight terrorism.

Usage of our Internet banking product increased by 18% over last year and is now used by approximately 22% of our customer households.

We were instrumental in the establishment of the Southeast BancPac™ Users Group that has 34 bank members. This group is comprised of banks that use the BancPac ™ software for core processing and provides a forum to discuss new software that affects community banking.

Julia Schultz	Bob Matejcek	Angela O'Reilly
Senior Vice President	Senior Vice President	Senior Vice President
Operations	Accounting	Human Resources

Trust & Investments



Pictured (left to right): Pat Hubbard, V.P., Nancy Hattie, Assistant V.P.; Steve Mills, Senior V.P.; Lisa VanUllen, V.P.

As we look forward to the next few years, we are optimistic about the stock market and the economy in general. During 2002, we continued to add new clients and additional business from existing customers due to the personalized service and guidance offered by our professionals who understand the principals of long-term investing during various economic cycles. Our fully licensed sales representatives are prepared to offer financial services ranging from trust and estate planning to investment products and life insurance.

In 2003, we are looking forward to offering our services to the Sarasota area in conjunction with the opening of a new downtown office. We will also continue to review various investment products in order to better position us to meet the individual needs of both our current and future customers.

Steven V. Mills
Senior Vice President
Financial Planning & Investment Services

Why should you consider banking with 1st National Bank & Trust?
Our institution is the oldest and largest community bank in Manatee County. Local ownership means 1st National Bank & Trust has an investment in the community because our Board of Directors, officers and employees live and work right here. We're active in civic and service clubs; our children attend local schools; we're your neighbors.

Local ownership also means that our banking decisions are made right here. That's an advantage to our customers who receive better service and a quicker response to their changing financial needs. To our customers, we thank you for giving us the opportunity to serve you; and to our future customers, we look forward to providing you with the finest products, services and customer service available in Manatee County.

Our goal at 1st National Bank & Trust is to offer "one stop banking" and provide the best customer service available along with affordable banking. We feel our products and services, along with our experienced staff, are up to the challenge.

Financial Planning and Investment Services
1st National Bank & Trust is proud of our ability to offer our customers local planning and investment advice. Our skilled professional team provides the kind of one-to-one personalized service not available in regionally managed organizations.

Through 1st National Investment Services, a division of 1st National Bank & Trust, we offer alternative investments which usually provide a higher rate of return. If you need investment advice, mutual funds, annuities, or insurance planning, we offer a full range of products and the professional advice to help guide your decision. **These products are not FDIC insured, may lose value, and are not guaranteed.** Please see page 11 for additional information.

Residential Mortgage Loans
The bank offers a full range of FHA, VA, fixed, jumbo, variable and fixed rate mortgages, to maximize your chance of owning the home of your dreams.

Internet Banking
This service allows quick access to your financial information using the Internet. Through the use of a secured Internet site, you have the option of retrieving financial data, transferring funds, printing statements, and paying bills electronically via the bill payment option. Internet banking is available through our 1st National Bank & Trust website located at www.firstnbt.com.

Basic Checking
This is our most economical personal checking account offering unlimited check writing privileges with no per check charges. Account holders also benefit from check imaging. The monthly fee is waived by maintaining a low minimum balance or the required average balance in related accounts.



1st Senior Choice Checking
For our customers who are 55 years of age and over, we offer one of the best senior accounts available. Not only are there no charges on the account, we also provide many other benefits including free money orders, travelers checks, cashier's checks and other services.

1st Prestige Checking
For our customers who are not yet 55 years of age, our 1st Prestige Account offers the highest rate of return of any of our checking accounts with many additional benefits. A minimal balance is required to avoid a service charge. Service fees can also be avoided by keeping necessary balances in other accounts.

1st Rate Savings

Our tiered savings account was designed to provide a competitive rate despite the fluctuation of your balance. If you keep larger balances in your account, you will receive a higher interest rate. This feature eliminates the need to transfer your money to a different account as the balance increases.

Money Market Account

The Money Market Account offers a competitive rate of interest which is paid on a tiered rate basis. Interest is compounded daily on the average collected balance. The Money Market Account's monthly fee is waived if you maintain a minimum daily balance or minimum average daily balance in the account for the monthly statement cycle.

Manatee Cash Account

The Manatee Cash Account offers a competitive rate of interest which is paid on a tiered rate basis and is based on the previous month's average 90-day Treasury bill. The monthly fee can be avoided by maintaining a minimum daily balance.

Certificates of Deposit

We also offer certificates of deposit with competitive interest rates. All of our certificates have the benefit of FDIC protection. Terms are available from 30 days to five years with a low minimum balance required.

Home Equity Loan Lines

1st National Bank & Trust offers two types of loans and the interest may be tax deductible.
See your tax accountant for more details. A mortgage on your home is also required for both types of credit.

- **Equity Lines** provide a revolving line of credit using your home as collateral.
  These loans offer low monthly payments and provide convenience as well as affordability.
- **Equity Loans** offer peace of mind knowing that your payments will be fixed for the life of your loan.

Consumer Loans

When you need money for consumer loans, we offer competitive rates and terms. Whether you need to borrow for a new automobile, boat, vacation or personal loan, we provide quick efficient service.

Overdraft Protection

Upon approval of your application, we can give you piece-of-mind banking with overdraft protection.

24 Hour "Convenience Line"

You can access and retrieve financial information 24 hours a day, seven days a week from any touch tone telephone.
You can even have a copy of your checking account statement faxed to you.
Just dial: **(941) 747-4441.**

Check Imaging

State-of-the-art check imaging eliminates check storage and makes account balancing a breeze. Images of your checks are provided monthly.

Debit Cards

We offer debit card services for those customers who like the convenience of accessing their checking account through a charge card. These cards also can be used for ATM access.

Bankcards

Whether you prefer **MasterCard** or **Visa** we offer competitive rates. We also have a credit card program for businesses.
(Please see our Personal Account brochures and disclosures for more information on all personal products and services.)


Rexall
DRUGS

Small Business Checking

1st National Bank & Trust understands the needs of small businesses, particularly those that do not have substantial activity in their account and yet receive a substantial service charge. Our account provides the following benefits:

- Low monthly service charges
- Low minimum monthly balance required
- Low minimum amount to open
- Allows up to 250 items cleared without a transaction charge
- No additional accounts required

Business Checking

For those businesses with large balances and large numbers of items processed, we have regular business checking which allows the use of balances on deposit to offset activity fees. Contact any of our branch managers for more information.

Business Money Market

The Money Market Account offers a competitive rate of interest which is paid on a tiered rate basis. Interest is compounded daily on the average collected balance. The Money Market Account's monthly fee is waived if you maintain a minimum daily balance or minimum average daily balance in the account for the monthly statement cycle.

Merchant Services

If you own a retail store or commercial enterprise and have need of Merchant Bankcard Services, we have experienced personnel that can service your business needs. We offer specially priced equipment and local professional service, with low discount rates.

Commercial Lending

We are extremely proud of our seasoned professional lenders who have over 100 combined years of experience providing loans to Manatee County businesses. These lenders are always available to serve your needs.

Our lenders live and work right here in Manatee County and we make all of our credit decisions locally.
We offer commercial loans of all types:

- Commercial Real Estate
- Commercial Construction
- Commercial Business Loans
- Portfolio Residential
- Equipment Financing
- Small Business Lending

Corporate Retirement Plans

- 401K's
- SEP's



First National Bancshares, Inc.
5817 Manatee Avenue West
Bradenton, Florida 3209
941-794-6969

Notice of Annual Meeting of Shareholders

To Be Held

May 15, 2003

To the Shareholders of

First National Bancshares, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of First National Bancshares, Inc. a Florida corporation (the "Company"), will be held at the offices of the Company at 5817 Manatee Avenue West, Bradenton, Florida 34209, on Thursday, May 15, 2003, at 4:30 p.m., local time, for the following purposes:

1. To elect ten (10) directors to serve until the next annual meeting of shareholders and until their respective successors have been elected and qualified;

2. To transact such other or further business as may properly be brought before the meeting or any and all adjournments thereof.

The close of business on March 17, 2003 has been fixed as the date for the determination of shareholders entitled to notice of, and to vote at, the meeting. Only shareholders of record at such time will be so entitled to vote.

The directors and officers of your Company invite you to attend the meeting.

By Order of the Board of Directors,



March 27, 2003

GLEN W. FAUSSET, President

Shareholders are cordially invited to attend the annual meeting. If you do not expect to be present at the meeting but wish your shares to be voted upon the matters to come before it, please fill in, date, and sign the accompanying proxy and return it promptly in the envelope enclosed for your convenience. No postage is necessary if mailed in the United States.

First National Bancshares, Inc.
5817 Manatee Avenue West
Bradenton, Florida 34209

Proxy Statement

March 27, 2003

Annual Meeting of Shareholders

This proxy statement and the enclosed proxy are being furnished in connection with the solicitation by and on behalf of the Board of Directors of First National Bancshares, Inc. (the "Company") of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held at 5817 Manatee Avenue West Manatee Av. W., Bradenton, Florida 34209 on Thursday May 15, 2003, at 4:30 P. M., local time, and at any and all adjournments thereof.

Any person executing a proxy has the power to revoke it by giving notice in writing to the Secretary of the Company at any time prior to its use or by voting in person at the meeting. Attendance at the meeting does not automatically serve to revoke a proxy.

The shares of Common Stock represented at the meeting by the enclosed proxy will be voted in accordance with the specifications made therein, or, if no specifications are made, as indicated in this proxy statement. Abstentions will be included in vote totals and considered negative votes; broker non-votes will not be included in vote totals and will not be considered in determining the outcome of the vote. If any proxies of holders of Common Stock do not contain voting instructions, the shares represented by such proxies will be voted FOR the Director nominees named in PROPOSAL I.

Attendance of 50% of the outstanding shares of the Company, in person or by proxy, constitutes a quorum.

This proxy statement, the accompanying notice and the form of proxy are first being mailed to shareholders of the Company on or about March 21, 2003.

Voting Securities

The only class of voting securities of the Company is its Common Stock, each share of which entitles the holder thereof to one vote.

Only shareholders of record at the close of business on March 17, 2003 are entitled to notice of, and to vote at the meeting or at any and all adjournments thereof. As of March 17, 2003 there were outstanding and entitled to vote 1,892,993 shares of Common Stock in the Company. Each share in attendance, in person or by proxy, will be entitled to one vote.

Stock Ownership of Certain Beneficial Owners and Management

Table I below shows stock ownership of all persons who to the best of the Company's knowledge own more than 5% of the Company's Common Stock as of March 17, 2003. A statement of ownership of management and all nominees is shown on Table II. There are no employees of the Company whose compensation exceeds $100,000 who are not shown on Table II.

Table I

Name And Position	Amount Beneficially Owned	Percent of Class Beneficially Owned
Francis I. duPont, III (Chairman of the Board and CEO of the Company) 7826 Seville Circle Bradenton, Florida 34209	119,056	6.2%
Raymond and Wavelet Weigel, Jr.[1] (no relationship with the Company) 9919 Spoonbill Road Bradenton, Florida 34209	118,240	6.1%

[1]Mr. and Mrs. Weigel are the parents of Raymond A. Weigel, III who is nominated for election to the Board of Directors.

Table II * Management and Nominees for Election as Directors

Name, Age And Business Experience	Year Elected to Board*	Company Stock Beneficially Owned**	Percent of Class Beneficially Owned
Beverly Beall, 57, is the Foundation Administrator of Beall's, Inc., a multi-state chain of outlet and department stores headquartered in Bradenton. She has been with Beall's since 1985.	1992	10,077	.5%
Robert G. Blalock, 64, is President of the law firm of Blalock, Landers, Walters, and Vogler, P. A. since 1964.	1986	55,773[1]	2.9%
Allen J. Butler, 56, is President of H. Butler Footwear, Inc., a retail sales consulting and investment management company headquartered in Bradenton. He has been with the company since 1971.	1986	63,686[2]	3.3%
Rosemary R. Carlson, 55, is V. P. and General Manager of Time Warner Cable and has been with Time Warner since 1974.	1998	3,968[3]	.2%
Francis I. duPont, III, 58, has been Chairman of the Board and Chief Executive Officer of 1st National Bank & Trust since July 1994 and First National Bancshares since 1998.	1994	119,056[4]	6.2%
Glen W. Fausset, 53, has been President, Chief Operating Officer, and Secretary of the 1st National Bank & Trust since July 1986 and President of the First National Bancshares since 1998.	1986	50,879[5]	2.6%
Sarah H. Pappas, Ph. D., 63, is the President of Manatee Community College, a state institution headquartered in Bradenton. She has been with the College since 1997.	2003	200	.01%
Raymond A. Weigel, III, 58, is President of CLB Consulting, Inc., of Grand Rapids, Michigan. He has been with the firm since its inception in 1992. From 1988 to 1992, he was a securities broker with Robert W. Baird & Co., Inc.	1994	31,799[6]	1.6%
Irving I. Zamikoff, DDS, 60, is a dentist and has been practicing in Bradenton for more than 30 years.	2003	1,544	.08%
Dan C. Zoller, 63, is President of Zoller, Najjar, Shroyer, Inc. a civil engineering firm located in Bradenton. He has been associated with the firm since its inception in 1975.	1998	65,506[7]	3.4%
TOTAL for all Nominees		402,488	20.8%

**Indicates year elected to the Board of the Bank. The Company Board is identical in composition to the Board of the Bank.*

***Unless otherwise indicated, the beneficial owner has sole voting and investment power.*

1 Includes 23,625 shares held in trusts of which Mr. Blalock is either sole trustee or co-trustee. His wife owns 6,506 shares solely in her name which are included but in which Mr. Blalock disclaims any interest.

2 Mr. Butler owns 63,686 shares as joint tenant with his wife.

3 Mrs. Carlson owns 330 shares as joint tenant with her husband. Her husband owns 999 shares in his name which are included but in which Mrs. Carlson disclaims any interest.

4 Mr. duPont's shares include 23,658 shares of Common Stock, which may be acquired immediately or within 60 days upon exercise of certain stock options. His wife owns 6,791 shares solely in her name, which are included but in which Mr. duPont disclaims any interest.

5 Mr. Fausset's shares include 17,744 shares of common stock, which may be acquired immediately or within 60 days upon exercise of certain stock options.

6. Mr. Weigel owns 4,518 shares as joint tenant with his wife. His wife owns 7,508 shares, which are included but in which Mr. Weigel disclaims any interest.

7. Mr. Zoller owns 43,220 as joint tenant with his wife, 3,122 shares held in trust of which Mr. Zoller is co-trustee. Mrs. Zoller owns 7,618 shares solely in her name which are included but in which Mr. Zoller disclaims any interest.

PROPOSAL I: Election of Directors

The Bylaws of the Company provide that the Board of Directors shall consist of not fewer than five nor more than 25 members, all of whom shall be shareholders. The exact number within the minimum and maximum limits shall be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of a majority of the shareholders at any meeting thereof. The Board of Directors, at a meeting held February 20, 2003, fixed at ten (10) the number of directors constituting a full Board to be elected at the meeting to serve until the 2004 Annual Meeting of Shareholders.

The Bylaws of the Company also provide that nominations, other than those made by or on behalf of the existing Board of Directors of the Company, shall be made in writing and shall be delivered or mailed to the President of the Company and to the Securities Exchange Commission, Washington, D.C., not less than 14 nor more than 50 days prior to any meeting of shareholders called for the election of directors, providing, however, that if less than 21 days' notice of the meeting is given to shareholders, such nominations shall be mailed or delivered to the President of the Company and to the Securities Exchange Commission not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed. Such notice shall contain the following information to the extent known to the notifying shareholder:

1. The name and address of each proposed nominee.
2. The principal occupation of each proposed nominee.
3. The total number of shares of capital stock of the Company that will be voted for each nominee.
4. The name and residence address of the notifying shareholder.
5. The number of shares of capital stock of the Company owned by the notifying shareholder.

Nominations not made in accordance herewith may, at his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the judges of the election may disregard all votes cast for each such nominee.

The persons named in Table II (page 3) are all currently members of the Board of Directors. They will be nominated for election to serve until the 2004 Annual Meeting of Shareholders and until their successors are elected and qualified. It is the intention of the persons named in the enclosed proxy, unless otherwise directed by shareholders executing proxies, to vote all proxies received by them on time "FOR" the election of the ten persons named in Table II. All nominees have consented to being named in this proxy statement and have notified management that they intend to serve, if elected. If any of the nominees should be unable to serve as a director for any reason, the person or persons voting the proxies may, in their discretion, select another in his place. "Nominees for director are elected by a plurality of the votes cast at the meeting either in person or by proxy. The ten (10) nominees receiving the greatest aggregate number of votes cast at the meeting will be elected to the board of directors."

The information set forth on Table II as to age, business experience for the past five years, including principal occupation or employment (other than with the Company), and beneficial ownership of the Company's Common Stock of each of the Board's nominees has been furnished by each nominee. All stock information is as of February 28, 2003. The 1st National Bank & Trust became a wholly owned subsidiary of the Company on January 1, 1999.

Stock Ownership Executive Officers

There are no named officers whose total compensation exceeds $100,000 who are not included in the nominees shown in Table II.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Bank's directors and executive officers and persons who owned more than 10% of the Company's Common Stock in 2002 to file with the SEC, reports of changes in beneficial ownership on Form 4. Officers, directors and greater than 10% stockholders were required by SEC regulation in 2002 to furnish the Bank with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on the review of the copies of such forms furnished to the Company during the fiscal year ended December 31, 2002, there was full compliance with all Section 16(a) filing requirements applicable to the Bank's officers, directors, and greater than 10% beneficial owners.

Committees of the Board of Directors of the Company and of the Bank (a wholly owned subsidiary of the Company) and Certain Meetings

The Company's Board of Directors held twelve (12) regular meetings in 2002. Each member of the Board of Directors of the Company (who are not employees of the Bank) received $15,758 for his or her service on the Company and Bank Boards and the committees of the Bank. Mr. Korcheck, who retired from the Board in November of 2002, received $13,131. During the year that ended December 31, 2002, no director nominated for re-election attended fewer than 75% of the total number of meetings of the Company Board, the Bank Board and the total number of meetings of all the Committees of the Bank on which he or she served.

In 2002 the Bank had nine (9) standing committees: The Executive Committee; Loan Review, Audit & Compliance Committee; Loan Committee; Planning Committee; CRA Committee; Compensation and Benefits Committee; Trust Committee; and Privacy Committee.

The Executive Committee of the Bank was comprised of Messrs. Blalock, Butler, duPont, Fausset, Thompson and Zoller. The committee met eight (8) times in 2002. The principal function of the Executive Committee is to act on behalf of and to exercise all of the powers of the Board of Directors when the Board is not in session, except those powers specifically reserved to the Board under the Bank's bylaws or applicable law.

The Audit Committee is a committee of both the Bank and the Company. It is composed of Beverly Beall, Allen J. Butler, and Dan C. Zoller, operates pursuant to a charter approved by the Board, a copy of which is attached to this Proxy Statement as Appendix A. This committee met five (5) times in 2002. The Audit Committee has authority to recommend to the Board the independent public accountants to serve as auditors, to review with the independent auditors, the annual audit plan, the financial statements, the auditors' report, and their evaluation and recommendations concerning the Company's internal controls, and to approve the types of professional services for which the Company may retain the independent auditors. All members of the Audit Committee are independent as defined by Rule 4200(A)(15) of the NASD's listing standards. Please refer to the Audit Committee Report included later in this Proxy Statement.

The Loan Committee of the Bank, which is comprised of Ms. Carlson, and Messrs. Blalock, Butler, duPont, Fausset and Zoller, met twenty-two (22) times during 2002. The principal functions of the Loan Committee are to:

1. Examine and approve loans and discounts.
2. Buy and sell bills of exchange.
3. Discount and purchase bills, notes, and other evidences of debt.

The Planning Committee of the Bank, comprised of Mrs. Carlson, and Messrs. Blalock, Butler, duPont, Fausset, Korcheck, and Weigel, met two (2) times in 2002. The principal function of the Planning committee is to develop a strategic plan for the Bank.

The Community Reinvestment Act Committee (CRA) of the Bank, comprised of Mrs. Beall Messrs. duPont, Fausset, Korcheck and Weigel, and officers and employees of the Bank, met two (2) times in 2002. The principal function of this committee is to monitor the Bank's compliance with the Community Reinvestment Act.

The Compensation and Benefits Committee of the Bank met one (1) time in 2002. It was comprised of Ms. Beall, Ms. Carlson and Messr. Thompson and Zoller. The principal function of this committee is to review the compensation and benefits package of the Bank to ensure the hiring and retention of qualified officers and employees for the Bank. The committee also reviews the performance of the Executive Officers of the Bank annually and makes salary recommendations to the Board.

The Trust Committee of the Bank was comprised of Mrs. Carlson and Messrs. Korcheck, Thompson, and Weigel. It met six (6) times in 2002. The principal function of this committee is to monitor the trust activities of the trust department of the Bank.

The ALCO Committee of the Bank was comprised of Messrs. duPont and Fausset and the Senior Vice Presidents of the Bank. It met three (3) times in 2002. The principal function of this committee is to review the asset and liability risk position.

The Privacy Committee of the Bank was comprised of Messrs. duPont and Fausset and members of Bank management. This committee met three (3) times in 2002. The principal function of this committee is to monitor the Bank's progress in complying with Regulation "P", the "Gramm, Leach, Bliley Act", Privacy of Consumer Financial Information.

There were no separate meetings for the Nominating Committee. Nominees to the Board of Directors are considered and proposed by the entire Board of Directors at the regular board meetings of the Company.

Certain Relationships and Related Transactions

From January 1, 2002 to the date of this proxy statement all loans to directors or executive officers of the Company, including members of their immediate family, were (a) made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

In addition, from January 1, 2002 to the date of this proxy statement, all executive officers, directors and principal shareholders of the Company, as a group, and/or their affiliates were not, during such period, indebted to the Bank in an amount in excess of 20% of the average total equity capital accounts of the Bank at that time (or $3,177,000).

The maximum aggregate amount of credit extended by the Bank to the group during such period was $1,712,756 which represented 8.6% of the total equity capital accounts of the Bank at that time. On December 31, 2002, the aggregate amount of credit extended by the Bank to the group was $1,655,747 which represented 8.3% of the total equity capital accounts of the Bank at that date.

Also, Ray Weigel, III, who is nominated for re-election to the Board of Directors, is the son of Ray Weigel, Jr., who is a shareholder owning more than 5% of the Company.

In addition, Robert G. Blalock, a director of the Company, is a member of the law firm of Blalock, Landers, Walters and Vogler, P. A., which does the majority of the Bank's legal work relating to litigation on defaulted loans, real estate acquisitions, and general legal consulting. The Company has reviewed the fees and believes they are competitive within the market place. Fees paid by the Bank were less than 5% of the law firm's revenues.

Executive Compensation

Since the Company had no employees in 2002, the information provided in this Proxy Statement relative to executive compensation relates solely to that related to the Bank.

Table III sets forth certain information concerning all compensation paid or accrued by the Bank during the fiscal year that ended December 31, 2002 to:

1. The Chief Executive Officer of the Bank.
2. Each executive officer whose aggregate compensation exceeded $100,000.

Table III – Compensation Summary

Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation[1] ($)	Number of Shares Awarded under Stock Option Plan[2]
Francis I. duPont, III, Chairman of the Board & CEO	2002 2001 2000	166,500 160,000 150,000	60,000 43,000 36,000	10,085 7,606 5,856	6,000 9,000 3,000
Glen W. Fausset, President & COO	2002 2001 2000	116,500 112,000 107,500	40,000 29,500 22,500	8,467 6,301 4,552	4,500 6,750 2,250

[1]*Includes value of 401-k matching contributions by the Bank and insurance premiums on life insurance*
[2]*See Tables IV and V for details of awards.*

Change of Control Provisions

In 1997, the Board of Directors of the Bank entered into employment agreements with Messrs. duPont and Fausset which contain provisions for compensation to them in the event of a change of the controlling interest of the Bank or dismissal without cause. The agreements provide for the payment of up to three times base compensation upon a change of control of the Bank or dismissal without cause. In 1999, those provisions were amended to include the same compensation to them in the event of a change of the controlling interest of the Company.

Compensation Pursuant to Plans

Incentive Stock Option Plan

On July 17, 1986, the Bank adopted an Incentive Stock Option Plan ("Option Plan"), which authorized the Bank's Stock Option Plan Committee to grant to officers and other key employees of the Bank nontransferable options to purchase an aggregate of 75,000 shares of the Bank's Common

Stock (subject to adjustment pursuant to anti-dilution provisions). This plan expired on July 17, 1996.

At the 1995 Annual Meeting of the Shareholders of the Bank, the shareholders of the Bank voted in favor of the ratification of a replacement successor plan, which expired April 20, 2002. The plan authorized the Bank's Board of Directors to grant officers and other key employees of the Bank non-transferable options to purchase an aggregate of 25,000 shares of the Bank's common stock (subject to adjustment pursuant to the anti-dilution provisions).

At the 2002 Annual Meeting of the Shareholders of the Company, the shareholders voted in favor of the ratification of a replacement successor incentive stock option plan, which will expire 10 years from its approval (May 18, 2010). The plan authorizes the Board of Directors of the Company to grant officers and other key employees of the Company and its subsidiaries non-transferable options to purchase an aggregate of 225,000 shares of the Company's common stock (subject to adjustments pursuant to the anti-dilution provisions). There remain 191,450 shares available in the plan.

On January 1, 1999, the unexercised options were converted on a two for one basis to shares of Common Stock of First National Bancshares, Inc. by the merger of the Bank into the holding company. At December 31, 2002 there were 97,222 shares (including accrued stock dividends and splits) remaining outstanding to executive officers.

The Bank has also granted options to other current key employees of the Bank. Options to purchase 66,988 shares of Common Stock remain outstanding. The option exercise price for each option share was 100% of the fair market value of the Common Stock on the date of the grant.

Tables IV and V set forth the exercising and granting of stock options for the named executive officers of the Company during the fiscal year 2002.

Table IV - Aggregated Option/SAR Exercises in Fiscal 2002 and Fiscal Year End Option/SAR Values[1]

Name	Shares Acquired On Exercise (#)	Value Realized	Number of Unexercised Options at 12/31/2002[2] Exercisable/Un-exercisable	Value of Unexercised in-the-money Options at 12/31/2002[3] Exercisable/Un-exercisable
Francis I duPont, III	1,413	$18,394	68,715/ 6,150	$837,209 / $14,726
Glen W. Fausset	0	0	17,744 / 4,613	$124,609 / $11,044

(1) The bank does not have a stock appreciation rights (SAR) plan.
(2) Includes additional shares accrued due to stock dividends and splits.
(3) Based on market value of $19.97 per share, representing the last known trade before year-end.

Table V - Option/SAR Grants in fiscal 2002[1]

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Shares Underlying Options Granted in 2002	Percent of Total Options/SARs Granted to Employees in 2002	Exercise of Base Price ($/share)	Expiration Date	5% ($)	10% ($)
Francis I duPont, III, CEO	3,000	18.20%	$16.94	5/14/12	31,960	80,994
	3,000	19.20%	$19.09	10/17/12	36,017	91,274
Glen W. Fausset	2,250	13.65%	$16.94	5/14/12	23,970	60,745
	2,250	13.65%	$19.09	10/17/12	27,013	68,455

(1) The Bank does not have a stock appreciation rights (SAR) plan.

Pension Plan

The Bank has a qualified, contributory defined benefit retirement plan, which is administered by the Bank's Trust Department, and an advisory committee appointed by the Board of Directors. Employees of the Bank are eligible to participate in the Bank's qualified pension plan after they have completed six months of service and have attained age 21. Contributions are to be made by the Bank annually in amounts determined by the plan's actuary as necessary to fund retirement benefits under the plan.

The plan provides for monthly retirement benefits to, or on behalf of, each covered employee or beneficiary upon death or retirement at age 65. At age 65, such retirement benefits will be equal to 56% of an employee's average earnings (defined as the average of his monthly base salary during the best paid 60 consecutive month period). Benefits under the plan begin to vest after three years of service and do not fully vest until completion of seven years of credited service. Benefits are reduced for employees who retire with less than 28 years of service.

Table VI illustrates annual benefits which would be payable to employees upon reaching the age of 65 for various levels of compensation and years of service.

Table VI
Pension Plan

	Years of Service			
Remuneration	10 Years	20 Years	30 Years	40 Years
$20,000	$4,000	$8,000	$11,200	$11,200
40,000	8,000	16,000	22,400	22,400
60,000	12,000	24,000	33,600	33,600
80,000	16,000	32,000	44,800	44,800
100,000	20,000	40,000	56,000	56,000
120,000	24,000	48,000	67,200	67,200

Compensation Committee Report

General: The Company has no paid employees. The officers of the Company are compensated for their services as officers of the Bank through the salaries established by the Board of the Bank. The Bank has a Director's Compensation and Benefits Committee that reports directly to the Board of Directors of the Bank and in its capacity makes recommendations to the Board for the compensation of the Chief Executive Officer (CEO) and the President. The committee also makes recommendations to the Board on employee compensation programs such as the company's 401-k program and incentive stock option plan as well as the employee salary levels.

The current compensation program for the CEO and the President includes base salary, annual performance incentives, and long-term incentive opportunity in the form of stock options. Base salaries are comparable with those of similar asset-sized banking companies. The Committee believes that this compensation package allows the Company to attract and retain high quality personnel, while at the same time maximizing Company performance. Long-term incentive is based on stock performance through stock options. The Committee's position is that stock ownership by management is beneficial in aligning management and stockholder's interests to enhance stockholder value.

Compensation Committee Interlocks and Insider Participation

In 2001, the Committee that reviewed compensation for the CEO and the President for 2002 was comprised of Ms. Beall, Ms. Carlson and Messrs. Thompson, and Zoller. Dr. Thompson chaired the committee. The Compensation Committee members have no other relationships other than their roles of Director's of the Company.

Base Salary: In setting the 2002 base salaries for the CEO and the President, the Committee reviewed the overall financial performance of the Bank during 2001. It considered in particular, return on equity, net income, earnings per share, asset quality and growth in assets in the context of the Bank's long term strategic plan. All these were compared to 2000 as well as to the performance of comparable community banks. The Committee also took into consideration the CEO's and the President's individual performances and direct contribution to the performance of the Bank during 2001 in addition to market levels of compensation for their positions. During 2001 the Bank made significant progress in achieving its goals for all of the measures of performance reviewed by the Committee. The Committee determined that the CEO and the President's salaries should be increased to $166,500 and $116,500 for 2002.

Annual Bonus: The CEO and the President of the Company are eligible to receive annual cash bonuses through the Bank's Incentive Bonus Program. The Bonus Program provides for the payment of cash incentive awards to them at the discretion of the Board of Directors, based on recommendations from the Compensation Committee. In 2002, the CEO and the President earned $60,000 and $40,000 respectively.

Long-term Incentives: Directors, officers and employees of the Company and its subsidiaries are eligible to participate in the Company's Incentive Stock Option Plan. The Stock Option Plan is designed to assist the Company in securing and retaining quality employees by allowing them to participate in the ownership and financial success of the Company. The granting of options gives those employees receiving the grants significant additional incentives to work for the long-term success of the Company. The Board of Directors determines the number of option grants made to specific individuals by evaluating their relative degree of influence over the results of the operations of the Company. The Board follows written procedures on determining the individuals who will be awarded option grants and the timing, vesting and amounts of such grants.

Stock Performance

The graph shown below presents a comparison of the cumulative total shareholder return on the Company's common stock with the cumulative total return of the NASDAQ Bank Index since December 31, 1997. The Company's stock is traded on the NASDAQ exchange.

The following graph assumes that $100 was invested on December 31, 1997 in the Company's common stock, the NASDAQ Bank Index and the S&P 500.

First National Bancshares

1997	1998	1999	2000	2001	2002
100.00	147.00	181.97	173.64	171.87	254.87

Nasdaq Bank Index

1997	1998	1999	2000	2001	2002
100.00	88.23	81.19	95.84	102.49	107.09

S&P 500

1997	1998	1999	2000	2001	2002
100.00	126.67	151.40	136.05	118.31	90.65


YEAR END STOCK VALUES
Value of $100 invested in 1997
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
December 31
First National Bankshares, Inc
Nasdaq Bank Index
S & P 500

Change in Accountants

There has been no change in accounting firms in 2002. The accounting firm of Christopher, Smith, Leonard, Bristow, Stanell, and Wells, P.A. was engaged as auditor for the Bank in 1994 and has been re-engaged each subsequent year. A representative of the firm is expected to be in attendance at the annual meeting and available to answer questions.

Audit Fees: The cost of the Company's audit for fiscal year 2002 was $43,500.

Financial Information Systems Design and Implementation Fees: The company paid no fees to the audit firm in 2002 related to its Financial Information Systems.

All Other Fees: The company also paid $22,861 to its audit firm for preparation of its tax returns and general accounting advice. All of these services are consistent with the firm providing audit services at year end.

Audit Personnel: The audit firm uses no part time or temporary personnel in the performance of the company's audit.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for fiscal year 2002 with management and with the independent auditors, Christopher, Smith, Leonard, Bristow, Stanell, and Wells, P.A. Specifically, the Audit Committee has discussed with the independent auditors the matters required to be discussed by SAS No. 61 (Codification of Statements on Auditing Standards).

The Audit Committee has received written disclosures from the independent auditors required by Independence Standard Board Standard No. 1 (Independence Discussions with Audit Committee) and discussed with the independent auditors the auditors' independence from the Company. Based on review and discussions of the audited financial statements for fiscal year 2002 with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the audited financial statements for fiscal year 2002 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission.

Audit Committee: Beverly Beall, Allen J. Butler, Dan C. Zoller

Interest of Management and Others in Matters to be Acted Upon

No director, executive officer, or nominee for director of the Company, principal shareholder, or any associate of these individuals, has nor are they expected to have, any substantial interest, direct or indirect, in any matter to be acted upon at the annual meeting, other than election to office.

Shareholder Proposals

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in 2004 must be received by November 30, 2003 for consideration by the Company for possible inclusion in the proxy statement and form of proxy. February 9, 2004 has been set as the deadline for shareholder proposals submitted otherwise that for inclusion in the 2004 proxy materials. Proposals should be sent to Angela O'Reilly, Secretary, First National Bancshares, Inc., 5817 Manatee Avenue West, Bradenton Florida 34209. It is suggested that any proposal be sent by certified mail, return receipt requested.

Other Matters

As of the date of this proxy statement, the management of the Company has no knowledge of any matters to be presented for consideration at the meeting other than those referred to in the enclosed notice and proxy. If any other matters properly come before the meeting, the persons named in the accompanying form of proxy intend to vote such proxy to the extent entitled in accordance with the recommendation of the

Board of Directors.

Solicitation of Proxies

Proxies will be solicited by mail, and, additionally, some of the officers, directors and employees of the Bank may, without additional compensation, solicit proxies on behalf of the management by telephone, telegram and personal interview. In that connection, the Company will arrange for brokerage houses, nominees, and other custodians holding shares of Common Stock of record to forward proxy soliciting material to the beneficial owner of such shares, and will reimburse such record owners for the reasonable out-of-pocket expenses incurred by them. All costs of the proxy solicitation will be borne by the Company.

Annual Report

The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, including audited financial statements, is being mailed to shareholders of the Company with this proxy statement, but is not to be considered a part hereof.

Your cooperation in giving this matter your immediate attention and in returning your proxy promptly will be appreciated.

By Order of the Board of Directors,

Glen W. Fausset, President
March 21, 2003

Information

First National Bancshares, Inc.
5817 Manatee Avenue West
Bradenton, FL 34209
[941] 794-6969

Form 10-K, Annual Report
A copy of the Company's Form 10-K, Annual Report to the SEC for fiscal year 2002 may be obtained without charge by shareholders upon written request directed to the Secretary of the Company at the address set forth below.

Investor Relations/Transfer Agent and Secretary
Angie O'Reilly
First National Bancshares, Inc.
4770 SR. 64 East
Bradenton, FL 34208
[941] 746-0952

Independent Accountants
Christopher, Smith, Leonard, Bristow, Stannelly, and Wells, P.A.
Bradenton, Florida

Stock Symbol: FBMT

Investor relations information can be retrieved at our website.
www.firstnbt.com

Executive Officers

Francis I. duPont, III
Chairman of the Board and
Chief Executive Officer of the Bank

Glen W. Fausset
President and Chief Operating
Officer for the Bank

Tom Moseley
Senior Lender and Executive Vice
President of the Bank

Maryellen Brennan
Residential Mortgage Department
and Senior Vice President of the
Bank

Robert C. Matejcek
Cashier and Senior Vice President
of the Bank

Steven V. Mills
Senior Trust Officer and Senior Vice
President of the Bank

Angie O'Reilly
Human Resource Officer and
Senior Vice President of the Bank

Julia Schultz
Operations Officer and
Senior Vice President of the Bank

Paul Welsh
Community Banking and
Senior Vice President of the Bank


EQUAL HOUSING
LENDER

Member
FDIC.

Board of Directors

Beverly Beall (4) (5) (6)
Foundation Administrator
Beall's Department Stores, Inc.

Robert G. Blalock (1) (3) (6) (7) (8)
Senior Partner
Blalock, Landers, Walters and
Vogler, P.A.

Allen J. Butler (1) (2) (3) (60 (7)
President
H. Butler Footwear, Inc.

Rosemary R. Carlson (3) (4) (6) (7) (8)
Vice President and General
Manager
Time Warner Cable

Francis I. duPont, III (1) (3) (5) (7)
Chairman of the Board and
Chief Executive Officer of the Bank

Glen W. Fausset (1) (3) (5) (6) (7)
President, Secretary and
Chief Operating Officer for the Bank

Sarah H. Pappas, Ph.D. (2) (5) (6)
President
Manatee Community College

William J. Thompson (1) (4) (8)
Orthodontist
William J. Thompson, D.D.S.,
M.S.P.A.

Raymond A. Weigel, III (5) (6) (7) (8)
President
CLB Consulting

Irving I. Zamikoff (4) (6) (8)
Dentist
Zamikoff, Klement and Jungman, D.D.S., P.A.

Daniel C. Zoller (1) (2) (3) (4) (6)
President
Zoller, Najjar and Shroyer, Inc.

(1) Serves on the Bank's Executive Committee
(2) Serves on the Bank's Loan Review and Audit Committee
(3) Serves on the Bank's Loan Committee
(4) Serves on the Bank's Compensation and Benefits Committee
(5) Serves on the Bank's CRA Committee
(6) The Entire Board of Directors serves as the Bank's Nominating Committee
(7) Serves on the Bank's Planning Committee
(8) Serves on the Bank's Trust Committee

This report contains forward-looking statements which represent the issuer's expectations or beliefs. Including, but not limited to, statements concerning the banking industry and the issuers operations, financial condition, and growth. For this purpose any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "will", "expect", "believe", "anticipate", "intend", "could", "should", "can", "estimate", "continue", or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risk and uncertainties, certain of which are beyond 1st National Bank & Trust's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by 1st National Bank & Trust, among other things.



Main Office
5817 Manatee Ave. West
Bradenton, FL 34209
(941) 794-6969



State Road 64 Office
4770 State Road 64 East
Bradenton, FL 34208
(941) 746-1000



Island Office
5324 Gulf Drive
Holmes Beach, FL 34217
(941) 778-4900



State Road 70 Office
9000 State Road 70 East
Bradenton, FL 34202
(941) 753-4900



East Ellenton Office
8425 US 301 North
Parrish, FL 34219
(941) 776-1200



Location photography by Taylor Fausset.